United States securities and exchange commission logo





                              December 21, 2021

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803 Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
23, 2021
                                                            CIK No. 0001887673

       Dear Mr. Dahan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted November 23, 2021

       Table of Contents, page i

   1. You state that you have not independently verified the information contained in certain third-party
publications. As this statement may imply an inappropriate disclaimer of responsibility with
respect to the third-party information, please either delete this statement or
specifically state that you are liable for such information.

       Prospectus Summary, page 1

   2. In order to provide context for the current stage of your business, please revise your summary to disclose
your revenues and net loss for each period presented in your
 Asher Dahan
FirstName LastNameAsher   Dahan
Wearable Devices Ltd.
Comapany21,
December  NameWearable
              2021        Devices Ltd.
December
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         financial statements.
3. Please revise to disclose the basis for your assertions that your technology is setting the
         standard input interface for the Metaverse    and that you have a
unique world-leading
         sensor to capture neural signals.    Refer to Item 4.B.7 of Form 20-F.
4. You state that over 100 companies have purchased your Mudra Inspire development kit and that your objective with these companies is to commercialize your Mudra technology by licensing it for integration in the hardware and software of these companies' products and services. Please revise to also disclose the number of companies that currently license your Mudra technology.
Risk Factors
The JOBS Act will allow us to postpone the date by which we must comply with..., page 24

5. You state here that you are electing not to take advantage of the extended transition period for complying with new or revised accounting standards. Please expand your disclosure to clarify that your election to not use this extended transition period for complying with new or revised accounting standards is irrevocable.
Our internal control over financial reporting does not currently..., page 34

6. The heading to this risk factor states that you have identified a material weakness in your financial reporting closing process. Please revise to describe the material weakness and the status of your remediation efforts. If the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.
Results of Operations, page 43

7. We note your disclosure on page 22 that you have foreign currency derivative instruments. Please revise your discussion of your results of operations to include information regarding the impact of foreign currency fluctuations on the Company, and the extent to which foreign currency net investments are hedged by currency borrowings and other hedging instruments. Refer to Item 5.A.3 of Form 20-F. Revenues, page 43

8. We note your disclosure related to a current pilot transaction, which you attribute as the primary source of your revenue increase for the six months ended June 30, 2021. Please provide a summary and file a copy of the related material contract as an exhibit to your registration statement. Refer to Item 10.C of Form 20-F and Item 601 of Regulation S-K.
Liquidity and Capital Resources, page 46

9. Separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term (the next 12 months from the
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FirstName LastNameAsher   Dahan
Wearable Devices Ltd.
Comapany21,
December  NameWearable
              2021        Devices Ltd.
December
Page 3    21, 2021 Page 3
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         most recent fiscal period end) and in the long-term (beyond the next 12 months), taking into account that you have disclosed that your existing cash is sufficient to support working capital and capital expenditure requirements through only March 2022. Refer to Item 5.B of Form 20-F.
Off-Balance Sheet Arrangements, page 48

10. We note you have financing arrangements with the IIA for research and development grants whereby you owe accrued interest based on the LIBOR rate, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a material risk to you.
Quantitative and Qualitative Disclosures about Market Risk, page 48

11. Please revise your discussion of foreign currency exchange risk using one of the three alternatives for disclosure as required by Item 11 of Form 20-F, for this and any other material market risk.
Competition, page 63

12.      Please define your references to Tier1 and Tier2 companies.
13. Please revise your disclosure to note that Apple has delivered its AssistiveTouch capability to users for controlling the Apple Watch.
Intellectual Property, page 65

14. We note you have one China patent application and your related risk factor disclosure on page 26. Please describe your China-based business operations in greater detail and expand your discussion of the risks relating to your China-based operations. Also, tell us the percentage of your revenue you generate from China-based customers.
Compensation, page 69

15. You disclose that your equity incentive plan permits options to be granted and that you have granted options to date. Disclose any options granted to the persons comprising your directors and senior management together with the information specified in
         Item 6.E of Form 20-F.
Related Party Transactions, page 88

16. Please disclose the terms of your financing agreements with Hubble Ventures Co., Ltd.
         and Alpha Capital Anstalt and the consideration you received in each case. Please also file a copy of each financing agreement (or confirm, with respect to Hubble Ventures Co.,
         Ltd. that the Letter Agreement to be filed as Ex. 10.3 constitutes the entire financing agreement). Refer to Item 10.C of Form 20-F and Item 8 of Form F-1. Asher Dahan
FirstName LastNameAsher   Dahan
Wearable Devices Ltd.
Comapany21,
December  NameWearable
              2021        Devices Ltd.
December
Page 4    21, 2021 Page 4
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17. You disclose that you have a financing agreement with Hubble Ventures Co., Ltd., an entity that is controlled by the Huawei Group. We note that the Bureau of Industry and
         Security (   BIS   ) of the U.S. Department of Commerce has placed
Huawei Technology
         Co., Ltd., and certain of its affiliates (collectively, "Huawei"), on
the BIS    Entity List.
         Please revise to disclose any business you have with Huawei and its affiliates, including any licenses granted or expected to be granted to Huawei and expand your risk factor disclosure to include any material risks related to your relationship with Huawei.
         Additionally, we note your statement that the Huawei Group will not be involved in certain aspects related to sensitive personal data maintained or collected on U.S.
         citizens by your U.S. businesses or with respect to critical technologies developed in the
         U.S. Expand your disclosure to explain the reason for these restrictions.
Consolidated Financial Statements, page F-1

18. We note your filing includes audited financial statements that will be older than 12 months on January 1, 2022. Since it appears this represents an IPO for your common shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.
Note 2. Significant Accounting Policies
f. Revenue recognition, page F-9

19. Please revise your disclosure to clarify the nature of the pilot transaction with the related party and the Mudra Inspire product arrangements. Disclose your revenue recognition policies for each, clearly indicating when revenue is recognized and the significant payment terms.
20. In your sales arrangements containing multiple distinct performance obligations, tell us how you concluded the license is distinct and has standalone value under ASC 606-10-25-
         19 through 25-22, specifically addressing ASC 606-10-25-19a. Furthermore, disclose and explain the specific nature and terms of your licensing agreement.

Note 6. Shareholders' Deficit
b. Share-based compensation, page F-13

21. Please disclose how you estimate the fair value of your common stock underlying the valuation of the options granted. Describe the methods and material assumptions used to determine your common stock fair value. In addition, once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.
Exhibits

22. We note that you have research and development agreements with the Israeli Innovation
 Asher Dahan
Wearable Devices Ltd.
December 21, 2021
Page 5
      Authority and a sales and market agreement with the Israeli Ministry of Economy and
      Industry. Please file these agreements or advise. See Item 601 of Regulation S-K.
General

23. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                            Sincerely,
FirstName LastNameAsher Dahan
                                                            Division of
Corporation Finance
Comapany NameWearable Devices Ltd.
                                                            Office of
Technology
December 21, 2021 Page 5
cc:       Oded Har-Even
FirstName LastName